SANGOMA TECHNOLOGIES CORPORATION
(the “Company”)
Annual General and Special Meeting of Shareholders
Held on November 19, 2024
REPORT OF VOTING RESULTS
Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2024 Annual General and Special Meeting of Shareholders of the Company held virtually on November 19, 2024. All matters voted upon at the Annual General and Special Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated October 16, 2024 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Allan Brett	13,702,587	99.94%	8,440	0.06%
Al Guarino	13,701,945	99.93%	9,082	0.07%
Marc Lederman	13,546,245	98.80%	164,782	1.20%
Giovanna Moretti	13,701,104	99.93%	9,923	0.07%
Charles Salameh	13,702,246	99.94%	8,781	0.06%
April Walker	13,704,104	99.95%	6,923	0.05%
Norman A. Worthington, III	13,702,688	99.94%	8,339	0.06%

2.APPOINTMENT OF AUDITOR
KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
14,236,099	99.73%	38,299	0.27%

3.APPROVAL OF THE EMPLOYEE SHARE PURCHASE PLAN
The ordinary resolution, as fully described in the Circular, to approve the Company’s employee share purchase plan, was approved. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
12,826,197	93.55%	884,830	6.45%

Dated this 19th day of November, 2024.
SANGOMA TECHNOLOGIES CORPORATION
By:    “Samantha Reburn”
    Name: Samantha Reburn
    Title: Chief Legal & Administrative Officer